EXHIBIT 99.1

After Visual IVR Success - Leading US Health Insurance Company Renews Jacada Solution

Jacada Visual IVR solution extended in response to positive results of enhanced member experience

ATLANTA, Aug. 01, 2017 (GLOBE NEWSWIRE) -- Jacada, Inc. (OTCQB:JCDAF), a leading global provider of customer experience technology designed to simplify the interaction between businesses and their customers, announced today that a material transaction for the renewal of its annual subscription to Jacada’s Visual IVR solution has been executed with a Fortune 500 customer, one of America’s largest health insurance providers. The Jacada Visual IVR solution has shown positive results of enhancing both the customer and contact center agent experience.

A video accompanying this release is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/96787d89-fc13-4be9-bdce-dcd718d796c6

As a result of Visual IVR implementation, Jacada’s health insurance customer has reported a significant increase in NPS scores and improvement of customer containment within self-service channels. This has been achieved through reduced call transfers and reduced customer burdens such as repeating information and re-authentication when speaking with an agent. Visual IVR has provided the company successful advancements in the digital transformation of customer experiences by enabling smooth and contextual switching between both voice and digital channels.

The Jacada Visual IVR solution provides consumers an effortless way to connect with companies from their device of choice to get immediate answers. It enables them to connect with the right people in the company efficiently and in a personalized manner. Visual IVR increases customer loyalty, decreases the cost to serve, and provides a better overall consumer experience.

“Jacada is pleased to hear the results that this customer has demonstrated. The Jacada Visual IVR solution has produced significant benefits to our customer and has received very positive feedback from its users,” says Guy Yair, Chief Executive Officer of Jacada. “We appreciate the continued relationship with this customer and will continue our dedication to being a part of their customer experience success story.”

About Jacada

Jacada Inc. enables organizations to deliver effortless customer self-service and agent assisted interactions by implementing cutting-edge mobile, smart device, and web based visual IVR solutions, as well as optimized agent desktops, and business process optimization tools. Customers can benefit from an improved customer experience at every touch point with the organization, whether at the contact center, on the mobile, the website, or at the retail store. Most Jacada deployments provide complete return on investment within the first three to seven months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Senior Digital Marketing Manager
Jacada
770-776-2326
ljudge@jacada.com